SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                 Commission File Number: 1-11785

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K         [ ] Form 11-K        [ ] Form 20-F         [X] Form 10-Q

[ ] Form N-SAR

For Period Ended:  September 30, 1998

____ Transition Report on Form 10-K         ____ Transition Report on Form 10-Q
____ Transition Report on Form 20-F         ____ Transition Report on Form N-SAR
____ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   Southern Pacific Funding Corporation

Address of principal executive office (Street and number):

          One Centerpointe Drive, Suite 551, Lake Oswego, Oregon 97035

                                     PART II
                             RULE 12B-25(B) AND (C)

The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b).

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

The registrant filed a petition for reorganization relief under Chapter 11 of the Bankruptcy Code on October 1, 1998. The registrant has ceased operating and is working to develop a plan for orderly liquidation of its assets. A report on Form 10-Q for the quarter ended September 30, 1998, cannot be filed by the registrant without undue hardship because the registrant does not have the personnel and other resources required to prepare separate periodic reports under the Securities Exchange Act of 1934. In addition, the expenditure of significant financial resources for preparation of such reports would further reduce amounts available for distribution to the registrant's creditors and shareholders under its liquidation plan. Such costs, both internal and external, are expected to total at least $45,000 each quarter and would be substantially higher in connection with a Form 10-K. Furthermore, as the registrant has ceased substantial business operations, much of the information required to be presented in Form 10-Qs and 10-Ks is irrelevant to the registrant. Consequently, on November 10, 1998, the registrant requested relief from the Commission's Division of Corporation Finance from filing Form 10-Qs and 10-Ks and in lieu thereof to file the monthly financial reports filed with the Bankruptcy Court pursuant to the Bankruptcy Code under cover of Form 8-K.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Wendy Beth Oliver                           (503) 684-6316
                  (Name)                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                  [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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It is expected  that the earnings  statements  included in the Form 10-Q for the quarter ended September 30, 1998, if required to be filed, will reflect significantly lower net income compared to the corresponding prior year period as a result of the bankruptcy case commenced on October 1, 1998, and the financial difficulties experienced by the registrant prior thereto. Due to the reduced financial and human resources of the registrant, an earnings statement for the 1998 third quarter has not been prepared to date.

Southern Pacific Funding Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 17, 1998                By:  /s/ Timothy Breedlove
                                             ---------------------------
                                                 Timothy Breedlove
                                                 Chief Financial Officer


ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).